UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


In the Matter of SCANA Corporation              CERTIFICATE PURSUANT TO RULE
(File No. 70-9533)                               24 UNDER THE PUBLIC UTILITY
                                                 HOLDING COMPANY ACT OF 1935


This amended Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the orders (the Orders) of the Securities and Exchange Commission (the Commission) dated February 14, 2000, January 31, 2001 and December 19, 2001, in the above-referenced file.

Item 1 of the Rule 24 Certificate filed February 27, 2003 in this docket is hereby amended and restated as follows:


1. SCANA Common Stock sold during the quarter:

         SCANA issued 6,000,000 shares of common stock on October 16, 2002. Net proceeds from the issuance totaled $146 million.


                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                            SCANA Corporation
                                               Registrant




                              by:     s/James E. Swan, IV
                                      --------------------------------------

                                       James E. Swan, IV
                                       ------------------------------------
                                                   (Name)

                                       Controller
                                      --------------------------------------
                                      (Title)


Dated:  February 28, 2003